Room 4561

June 20, 2007

Philip E. Lundquist
Chief Executive Officer
Vubotics Inc.
235 Peachtree Street NE Suite 1725
Atlanta, Georgia 30303

> **Re: Vubotics Inc.**
> **Form 8-K filed June 15, 2007**
> **File No. 0-28883**

Dear Mr. Lundquist:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed June 15, 2007

General

1.   Amend your filing to indicate whether your former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B and disclose the exact date on which this occurred. In addition, use this date to define the period over which you discuss any disagreements with the former accountant.

2.   Amend your filing to make reference to the going concern paragraph included within the former auditors' report on the fiscal 2005 financial statements. Refer to Item 304(a)(1)(ii) of Regulation S-B.

3.   Disclose the exact date the new accountant was engaged by the company as required by Item 304(a)(2) of Regulation S-B.

4.   Include a letter from the former accountant addressing the revised disclosures in the amendment to the Item 4.01 Form 8-K.

        Please respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief